Filed by Ares Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under
Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Allied Capital Corp.
Commission File No. 333-163760

ARES CAPITAL CORPORATION
“Ares Capital and Allied Capital Conference Call”
March 3, 2010, 10:00 AM ET

OPERATOR:

During the call, Mr. Arougheti inadvertently indicates that Ares Capital increased its spread last year by over 400 basis points when he intended to indicate that the increase had occurred since the cycle peak, which Ares Capital defines as July 1, 2007.

Welcome to Ares Capital Corporation and Allied Capital Corporation’s joint conference call to discuss progress to date and the anticipated benefits of the merger.  At this time, all participants are in listen-only mode.  As a reminder, this conference is being recorded on Wednesday, March 3 of 2010.

Comments made during the course of this conference call and webcast (and in the accompanying slide presentation) may constitute “forward-looking statements,” which relate to future events or the future performance or financial condition of Ares Capital or Allied Capital or the combined company following the merger.  Ares Capital and Allied Capital caution readers that any forward-looking information is not a guarantee of future performance, condition or results and involves a number of risks and uncertainties. Actual results and conditions may differ materially from those in the forward-looking statements as a result of a number of factors.  Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including, among others, future financial and operating results, plans, objectives, expectations and intentions, and other statements that are not historical facts.

Factors that may affect future results and conditions are described in “Special Note Regarding Forward-Looking Statements” in the Joint Proxy Statement/Prospectus filed in connection with the merger and in Ares Capital’s and Allied Capital’s other filings with the SEC, each which are available at the SEC’s website, http://www.sec.gov or http://www.arescapitalcorp.com or http://www.alliedcapital.com, respectively.  Ares Capital and Allied Capital disclaim any obligation to update and revise statements made during the course of this conference call and webcast (or in the accompanying slide presentation or the Joint Proxy Statement/Prospectus) based on new information or otherwise.

The accompanying slide presentation and comments made during the course of this conference call and webcast contain information in respect of each of Ares Capital and Allied Capital.  Neither company makes any representation as to the accuracy of the other company’s information.  Comments made during the course of this conference call and webcast (and in the accompanying slide presentation) are being made in respect of the proposed business combination involving Ares Capital and Allied Capital.  In connection with the proposed transaction, Ares Capital has filed with the SEC a Registration Statement on Form N-14 that includes proxy statements of Ares Capital and Allied Capital and that also constitutes a prospectus of Ares Capital.  On or around February 16, 2010, Ares Capital and Allied Capital began mailing the Joint Proxy Statement/Prospectus to their respective stockholders of record as of  the close of business on February 2, 2010.  Investors and security holders of Ares Capital and Allied Capital are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the SEC carefully in their entirety, because they contain important information about the proposed transaction.

Investors and security holders can obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of Ares Capital and Allied Capital through the website maintained by the SEC at www.sec.gov.  Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on the Ares Capital Corporation’s website at www.arescapitalcorp.com or on Allied Capital Corporation’s website at www.alliedcapital.com, respectively.

Ares Capital, Allied Capital, and their respective directors, executive officers, and certain other members of management and employees, including employees of Ares Capital’s investment adviser, Ares Capital Management LLC and its affiliates may be soliciting proxies from Ares Capital and Allied Capital stockholders in favor of the acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Ares Capital and Allied Capital stockholders in connection with the proposed acquisition is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. You can obtain a free copy of this document in the manner set forth above.

At this time, we would like to invite participants to access the accompanying slide presentation by either going to Ares Capital’s website at www.arescapitalcorp.com or Allied Capital’s website at www.alliedcapital.com and clicking on the presentation link on the home page of the Investor Resources section of these websites.

I will now turn the call over to Mr. Michael Arougheti, Ares Capital President.

MICHAEL
AROUGHETI:

Thank you, Operator, and good morning everyone.  I want to thank you for joining us today to discuss our pending merger transaction.  I am joined by Rick Davis, the CFO of Ares Capital; John Scheurer, the CEO of Allied Capital; and Penni Roll, the CFO of Allied Capital Corporation.

I hope you’ve had an opportunity to read our Joint Proxy Statement/Prospectus which we filed on February 12.  We apologize for the size of the document, but there is obviously a lot of required disclosure in a deal of this type.  The purpose of today’s call is to try to help all of our investors distill and interpret some of this information.  As the Operator mentioned, our remarks this morning will follow the presentations on our websites titled “Ares Capital Corporation Acquisition of Allied Capital Investor Presentation.”

We continue to believe that the merger of Allied Capital and Ares Capital is a transformational opportunity for both shareholder bases.  The combination of our two companies creates a clear leader in the middle market space with significant market coverage, access to capital, increased scale and diversification, and competitive relevance, all of which will allow us to take advantage of the current attractive investment environment.  Both management teams remain committed to value creation, and the first evidence of this is the special cash dividend of 20 cents per share that will be paid to Allied shareholders if they approve the merger agreement and the merger is ultimately consummated.  This dividend would be paid to Allied Capital shareholders of record on the date the merger is approved.  The ability to pay this special dividend is supported by the fee savings that Allied Capital achieved by repaying its private notes in full by January 31, 2010, a refinancing that resulted from extraordinary collaboration and partnership between our two companies and management teams.

In addition to this dividend, significant additional value has already been created.  As you look at Slide 6, you’ll see the growth in the transaction value for Allied shareholders since announcement.  As shown on the left side of the chart, Allied’s stock was trading at $2.73 per share the day prior to our transaction announcement.  The adjusted share price of $3.48 reflected the .325 times exchange ratio offered to Allied shareholders, representing a 27.3 percent premium.  Since then, Allied shareholders have enjoyed a further increase in share price consideration to $4.41 as of March 2, 2010, and including  the 20-cent special dividend, Allied shareholders would receive a 69 percent increase in value since the day prior to the announcement, which we believe is meaningful outperformance to the market and the peer group.

We will discuss the transaction and its merits in more detail later; however, in order to frame the discussion on the benefits of the merger, it is important to get a fuller understanding for Allied’s current standalone situation and the process that led them to merge with us; however, we don’t want to dwell on the past for too long, as we believe the opportunity ahead of us provides significant value creation and upside for all shareholders.

I’ll now turn the call over to John Scheurer, the CEO of Allied Capital, and then I’ll hop back on to discuss the integration progress to date. John?

JOHN SCHEURER:	Thanks, Michael, and I’d like to extend a good morning to everyone on the call, and thank you for joining us. Please see Slides 7, 8 and 9, which I’ll be referencing in the text.

In January of 2009, Allied Capital focused on reducing costs and streamlining our organization, building liquidity through selected asset sales, retaining capital by limiting new investment activity and suspending dividend payments, and working with portfolio companies to help them position for growth when the economy recovered.  To that end, in 2009 we generated significant capital from our portfolio, with principal collections related to repayments or sales totaling $1.1 billion, which represented approximately 96 percent of the aggregate fair value of these assets at the end of the quarter prior to exit.  This, along with additional deleveraging through January of 2010 and the proceeds from a new $250 million term loan, allowed us to repay our outstanding secured private notes and bank facility in full on January 29.  By repaying the private notes in full before January 31, we were able to recover and apply towards principal a $50 million restructuring fee.

While the efforts we’ve made since the beginning of 2009 were important to stabilizing our capital structure, during this time we were also focused on another equally, if not more, important matter, rebuilding shareholder value.  To this end, we spent considerable effort exploring strategic alternatives, a process that we began in the summer of 2008 and continued in earnest during 2009.  These alternatives included continuing our existing business on a standalone basis with our existing structure, converting to an operating company, agreeing to a large investment by a strategic investor, or entering into a business combination with a financial services firm.  After significant consideration of these options, we concluded that the merger with Ares Capital was in the best interests of shareholders, an opinion we continue to hold.

Although we have made significant progress, it is important to understand that we continue to face challenges as a standalone company.  As many of you know, we have not paid a dividend since the fourth quarter of 2008, and we are challenged in our ability to pay dividends to shareholders for the rest of this year and potentially longer.  There are two primary reasons for this.  One, we face significant debt maturities in the near term, with $570 million in debt maturing next year and an additional $196 million maturing in 2012.  These together represent more than 75 percent of our outstanding debt.  Because of these maturities, we will need to continue to sell assets in order to further delever, and we will need to maintain a higher amount of cash on hand, because we do not currently have a revolving credit facility.  Second, our profitability could be adversely impacted by this deleveraging.  If we sell some of our higher cash-generating assets, our profitability and cash flow to pay dividends would be further limited.  Our current profitability has already been challenged by our need to delever.  We reported a loss of $2.91 per share in 2009, and we were essentially breakeven for the fourth quarter of 2009.  We have not been able to issue equity since June of 2008, since we have traded at a significant discount to our net asset value, and we do not have shareholder approval to issue stock below our net asset value.  Although there has been a significant recovery in price to net asset value multiples for some BDCs, BDCs that do not pay dividends all trade at significant discounts to their NAV.  Therefore, we believe it will be challenging for Allied to trade near or above net asset value until we are able to re-establish a high enough dividend to support our stock price.  We also believe that it would be quite difficult for us to liquidate depressed or underperforming assets at satisfactory prices as a standalone entity, since our capital resources are scarce and we could be perceived as a forced seller.  In addition, our limited availability of capital could restrict our ability to redeploy capital to our portfolio companies.

Finally, we have lost opportunities to invest capital in the currently attractive market for private debt investments, and we would not expect to be able to resume significant investment activity in the near term on a standalone basis.

We completed the restructuring of our debt in August 2009, independent of any potential strategic combinations, and we were prepared to operate as a standalone company.  After many discussions with Ares Capital, we entered into a merger agreement with Ares Capital, because it provided a number of important benefits to Allied shareholders that would not otherwise be achievable in the near term.  Those benefits include, among other things, the resumption of dividend payments for Allied’s shareholders, the combined company’s improved access to debt capital markets on more favorable terms, the combined company’s improved access to the equity capital markets, the combined company’s increased liquidity and flexibility to provide for future growth of the business, the combined company’s increased portfolio diversity, the size and scope of Ares’ investment manager, and closing certainty for Allied’s shareholders.

The board and executive officers of Allied Capital are significant shareholders and beneficially own over 5 percent of the company.  As shareholders, I, along with the rest of the board, believe this merger is the best option for rebuilding shareholder value, and we will be voting for the merger.

Now I’d like to turn the call back to Michael.

MICHAEL
AROUGHETI:

Great.  Thanks, John.  Now, if we could turn to the next section which starts on Slide 11, and I can provide a progress update and discuss our integration process and accomplishments.  Suffice it to say since the signing of the merger agreement, we’ve been busy.  Much progress has been made to deleverage the combined balance sheet, reduce financing costs, and position the combined company for future growth. Allied Capital, as John mentioned, has divested approximately $523 million in assets since the transaction announcement, and its asset coverage has increased to over 200 percent for the first time since December 31 of 2008.  Allied Capital was able to refinance its private secured debt prior to January 31, 2010 and, consequently, to recover a $50 million restructuring fee.  For our part, Ares Capital was also successful in increasing our revolving credit facility from $525 million to $615 million with a new January 2013 maturity and an additional $75 million in commitments available upon closing of the merger, which we believe demonstrates the strong support from our lender group for the transaction.  We also restructured and combined our two CP Funding Facilities with Wells Fargo/Wachovia to eliminate amortization and extend maturity to January 2013.

We are taking a very systematic and disciplined approach to bringing these two companies and portfolios together.  ARCC hired Ernst & Young’s integration group in November of 2009 to advise and to work with us on integration execution, to ensure Day 1 readiness, and to lay out post-closing planning.  We established joint steering and management committees to oversee the integration process, and functional team leaders from both companies have been meeting on a weekly basis since the beginning of 2010.

As you can see on Slides 12 and 13, a great deal of integration effort has already taken place, and we believe we are on track with our plan for a closing at the end of the month.

As we move towards closing, we have made offers and have received acceptances from certain key Allied employees.  We currently expect approximately 25 employees to join us on a permanent basis, while many more will remain for a shorter duration to ensure an orderly transition.  No executive officer of Allied will be an executive officer upon closing, and, as previously stated, it is anticipated that our board will be increased by one member and that the name of a member of Allied Capital’s Board will be submitted to the Nominating and Governance Committee of our board for consideration to fill the vacancy.  In addition, we expect to maintain an ongoing presence in Washington D.C.

The next few slides highlight the stock price movements for both Allied Capital and Ares Capital over the last year.  Prior to the announcement, Allied traded at an average price to net asset value of .42 times, but now trades at approximately .66 times compared to the non-dividend paying BDC peer group multiple of approximately .54 times.  Our stock has increased from a closing price of $10.69 per share to a closing price of $13.54 per share as of March 2, an increase of 27 percent; however, we sincerely hope that this is just the beginning of long-term sustainable value creation for both Ares Capital and Allied Capital shareholders.

From the Ares Capital side, we believe that our origination franchise will be strengthened as we broaden our market coverage and balance sheet scale.  The transaction will further diversify our portfolio by issuer and asset class and enhance our asset management platform.  Importantly, we expect that the transaction will be accretive to our net asset value and core earnings per share in the first year, and through this transaction, we expect to create a company that is well positioned for future growth in a market which presents extraordinary investment opportunities.

Now I will let John discuss the rationale from Allied’s point of view.

JOHN SCHEURER:

Thanks, Mike.  Starting on Slide 17, let me walk through some of the reasons why we believe the transaction with Ares Capital is attractive.  First and foremost, we believe our shareholders will benefit from the potential to receive quarterly dividends.  Ares Capital has an enviable dividend track record in the BDC sector.  We expect our shareholders will be attracted to their share of the combined company dividends paid.

Ares Capital has a proven track record of accessing the debt and equity markets, even during the difficult market conditions for financials over the last two years.

With the lower cost and more patient capital that Ares Capital would bring, there would be more time to unlock potential value in the Allied portfolio, and we would not be viewed as a seller of assets.

The combination significantly improves the diversity, credit quality, and risk profile of the Allied portfolio.  As of 12/31/09, our non-accruing loans at fair value were 11.6 percent of our portfolio versus only .5 percent for the Ares Capital portfolio.

We believe that Allied shareholders could potentially benefit from participation in the currently attractive market for new investments on which Ares Capital has been able to capitalize.  We believe that having the resources and time to take advantage of these market opportunities and rotating the portfolio should enhance earnings growth for the combined company.

Allied shareholders should also benefit from the management experience of Ares Management, a proven asset manager with a global investor base, multi-asset class expertise, and a successful investment track record throughout various cycles.

Of course, the transaction is at a 27.3 percent premium to our closing price prior to announcement, and this premium has increased further to 69 percent, given the increase in the price of the Ares Capital common stock to be received by our shareholders.

In summary, we believe the near- term resumption of dividends, a combined lower risk portfolio, and the stronger portfolio investment performance as our assets can be maintained or redeployed into higher yielding assets against the backdrop of lower financing costs is compelling.  Collectively, this increases potential profitability and reduces the risk versus a go-it-alone strategy as a non-investment grade rated financial company.  In addition, it allows our shareholders the ability to participate in the realization of any upside given they will continue to hold equity in the combined company.

Now please turn to Slide 18, and Michael and Rick will walk you through a number of other significant benefits to Allied shareholders.

MICHAEL
AROUGHETI:

Great.  Thanks, John.  We’ll now try to build on some of the thoughts that John just walked through.  Turning to the dividend on Slide 18, I’d now like to spend some time going through the dividends that Allied shareholders would have the potential to receive following consummation of the merger.  Ares Capital’s current quarterly dividend is 35 cents per share.  We are very committed to our quarterly dividend and we are proud that we have been able to maintain a 35 percent — 35 cent per share dividend since April of 2006.  During our most recent quarter, we covered our fourth quarter dividend by 106 percent from our Q4 ‘09 core earnings per share, excluding the professional fees associated with the pending merger.  As mentioned on our recent earnings call, we believe there are a number of elements providing us with earnings stability and catalysts for growth, including our debt capital structure, the senior secured loan fund, and our recent equity raise.

Ares Management and many of its employees are shareholders of ARCC and believe in the strength of the combination.  As a firm, we are committed to the success of this transaction, and while we are confident in our ability to achieve earnings growth, Ares Capital Management has committed to defer up to $15 million in annual fees for each of the first two years following the close of the transaction if certain core earnings targets are not met while we reposition Allied’s portfolio.

Slide 19 illustrates the potential dividend benefits to Allied Capital shareholders compared to a standalone investment in Allied Capital.  If one looks at Allied Capital shareholders’ proforma share of Ares Capital’s historical dividends, the per-share amounts would vary between 44 cents and 48 cents.  If one were to look at Allied shareholders’ pro rata share of our core earnings and our GAAP earnings per share, the per share amounts range from 44 cents to 48 cents and 65 cents to 83 cents, respectively.  One can see that the Allied dividend or earnings per share amounts are less on a historical basis in every metric.  The takeaway here is that Allied shareholders would have been better off with 30 percent of Ares Capital’s dividends and earnings than they were on a standalone basis with Allied.

We believe the dividend not only provides attractive current income, but supports our growing stock price, and, as shown on Slide 20, you’ll see a BDC is typically valued based upon earnings and dividends and not the underlying fair value of its net assets.  As you see on the lefthand side, the BDCs with no earnings available for dividend distributions trade at the lowest price relative to net asset value compared to the BDCs paying the highest level of dividends, which trade near or above net asset value.  The graph demonstrates just how critical earnings and dividends are to a BDC’s share price.  As you can see, Allied Capital is on the far left grouped with the BDCs with no current dividend distributions, whereas Ares Capital is to the far right of the graph due to its higher dividend yield.  Note also that no BDC currently trades above net asset value unless it generates at least a 9 percent dividend yield or better.

I’ll now turn it over to Rick to discuss the proforma balance sheet. Rick?

RICK DAVIS:

Great.  Thanks, Mike.  If you turn to Slide 21 you’ll see a comparison of Ares Capital’s access to the debt capital markets with Allied Capital’s access to the debt capital markets.  On the left side, Allied’s current debt situation is outlined and is highlighted by a 6.67 percent cost of debt below investment-grade rating and over half of its outstanding debt coming due next year.  All of this is expected to lead to continued asset sales for Allied in order to meet pending debt maturities.  On the right side, Ares Capital has one of the lowest costs of debt in the industry at 2.43 percent (proforma for our recent refinancings), investment-grade ratings from S&P and Fitch, and no maturities until January 2013.  Proforma for our recent equity raise in early February — we had approximately $700 million in debt capacity and cash equivalents.  As owners of the combined company, Allied Capital shareholders would benefit from greater access to debt capital in order to refinance maturing debt obligations and have access to more patient capital to manage investments.  Slide 22 highlights our track record for accessing debt capital, particularly over the most difficult stretch of the financial markets in the last few years.  As you can see, we either increased or extended our debt facilities on eight different occasions since mid-2007.  In addition, our portfolio company, Ivy Hill Asset Management, has accessed private capital several times during this period for new funds and has acquired numerous management contracts.

Ares Capital’s track record of accessing the equity capital markets is shown on Slide 23.  We have raised $1.8 billion in gross proceeds in 11 equity issuances since inception at an average multiple of net asset value of 1.02 times.  Our most recent equity raise raised gross proceeds of over $200 million at a premium-to-net-asset value of more than 11 percent of our net asset value at December 31, 2009.  We have raised approximately $717 million in gross proceeds from four equity offerings since the credit dislocation began in mid-2007.

On Slide 24, we outline the proforma capitalization of the combined company, using selected 12/31/09 proforma balance sheet information.  On a standalone basis, as of December 31, 2009, Allied Capital had a leverage ratio of 1.19 times, with a net leverage ratio of .85 times.  As of the same date, ARCC had a leverage ratio of .77 times, with a net leverage ratio of .69 times.  Adjusted for our equity offering in February 2010, which raised $277.5 million in net proceeds, our net leverage ratio would have been reduced to .39 times.  On the right side of the slide, we provide a view of the combined company’s leverage ratios and net asset value per share.  As you can see, proforma leverage adjusted for our February 2010 equity offering at December 31, 2009 was .57 times, which reflects the progress that has already been made towards our initial targeted range of .65 to .75 times.  This lower leverage should position the combined company with patient capital and the financial flexibility for future growth.  The proforma net asset value would be approximately $13.58 per share on an adjusted basis.

Industry weightings remain prominent in what we believe to be defensive industries. Slide 25 is an updated view of the combined portfolio by industry and security type.  As you can see, the combination of the two portfolios provides significant diversification to both companies.  The combined company is even more diversified by industry and asset class.

I’ll now turn it back over to Mike to conclude.

MICHAEL
AROUGHETI:

Great.  Thanks, Rick.  Now let’s turn our focus to the current market opportunity.  We believe there is an attractive opportunity to invest new capital in higher risk adjusted return assets compared to several years ago.  On the lefthand side of Slide 26 is an illustration of a hypothetical capital structure for a middle-market buyout at the peak of the market during the second quarter of 2007, and on the right side, we show two different hypothetical financing structures that are often seen in the current market.  As the chart illustrates, first-lien debt (including unitranche debt) and the majority of a mezzanine debt investment can generally be invested at debt to EBITDA multiples that are lower than where lenders invested first-lien debt in 2007.  In addition, generally speaking, the returns from a yield-and-fee standpoint may be between 200 and 600 basis points higher.  What all this simply means is that we are taking less risk and getting paid higher returns on new debt investments compared to several years ago.  We have successfully leveraged our origination capability and capital base to take advantage of these attractive opportunities, as evidenced by our ability to reduce leverage in our portfolio while increasing spread by over 400 basis points last year.(1)

On Slide 27, we highlight our ability to close the transaction which, as John mentioned, was an important consideration for Allied Capital’s Board in selecting Ares Capital as a merger partner, and, after much progress, we believe that we are in a position to close at the end of the month, with the only material condition being receipt of shareholder approvals.

Turning to the next section and on Slide 29, I’d like to spend a few moments here talking about Ares Management and Ares Capital.  As many of you know, Ares Capital is one of the largest BDCs with, as of December 31, 2009, a market capitalization of well over $1.3 billion, an investment portfolio of approximately $2.2 billion at fair value, and approximately $8 billion of committed capital under management, including leverage and committed capital of our asset management portfolio company as of 12/31/09.  Ares Capital is externally managed by an affiliate of Ares Management, a global alternative asset manager, with approximately $33 billion of committed capital under management as of December 31, 2009, over 250 employees, and extensive investment experience across market cycles and asset classes.

Ares Capital derives significant benefits from the extensive Ares Management platform.  We have over 110 investment professionals across three distinct product groups, and at Ares Capital, we are able to leverage the benefits of the entire platform, which provides market intelligence, deal flow, corporate industry research, capital markets relationships, and multi-asset class expertise.

We believe that we navigated through the recent cycle better than any company in our space.  First, we maintained solid credit performance throughout.  We have recognized only 1.2 percent in cumulative net realized losses as a percentage of our average portfolio at fair value since the cycle peak at July 1, 2007, and our non-accruing loans have declined for two consecutive quarters.  We believe our rotation into a higher portion of senior debt leading up to the credit cycle has proven to be a very successful strategy.  We have been and remain an active investor both on the front end and in managing our credits on the back end, and we demonstrated this throughout the 2008 and 2009 period.  From a balance sheet and liquidity standpoint, we experienced a healthy level of exits and repayments when the market slowed.  We maintained a reasonable leverage ratio and accessed the debt and equity markets successfully on several occasions.  Importantly, we maintained a high level of origination activity by investing over $2 billion since the cycle peak, and, as we have mentioned, our liquidity and access to capital, combined with our

(1) Mr. Arougheti inadvertently indicated that the increase in spread occurred last year when he intended to indicate that the increase had occurred since the cycle peak, which Ares Capital defines as July 1, 2007.

broad origination platform, enabled us to take advantage of the attractive current market opportunity and to invest in higher yielding assets and increase our weighted-average investment spread by 430 basis points from the beginning of Q3 ‘07 to Q4 ’09.

Turning to Slide 31, our credit quality is highlighted by our non-accruing loans as a percent of portfolio at fair value and cost at 12/31/09 versus Allied and our BDC peers.  Using these measures, Ares Capital’s .5 percent and 2.5 percent non-accruing loans at fair value and cost, respectively, is well below the peer group average of 3.3 percent and 8.2 percent and Allied Capital’s year-end levels of 11.6 percent and 23.5 percent, respectively.

As John so kindly mentioned earlier, we do believe that we are well positioned to manage the combined company.  We have already discussed our investment grade ratings and access to debt and equity capital, but the importance of this to the combined company cannot be understated.  Our leverage is quite low.  On a proforma basis for our February 2010 equity offering, our net debt to equity was .39 times adjusted for our recent offering.  Our portfolio has performed very well compared to our peers, in part due to our industry selection, our rotation strategy, and low relative portfolio company leverage.  Our dividend track record and recent dividend coverage of over 100 percent sets us apart from many of our peers.

So while not simple to convey on one page, Slide 33 is an attempt to summarize our portfolio management strategy for the Allied assets that we will acquire in connection with the merger.  We find it easiest to think of Allied’s portfolio in six buckets —performing debt, non-performing debt, performing equity, nonperforming equity, CLO investments, and real estate and other, and, given our capabilities and the strength of our platform, we believe that we are well suited to maximize the value potential in each category.

Within performing debt, we plan to rotate out of certain lower yielding assets into higher yielding unitranche and mezzanine investments.  I’d highlight that we have very strong relationships with many of the owners and sponsors of these companies.  In the non-performing debt category, we hope to use our capital to either facilitate successful restructurings or refinancings or potentially exit these assets where possible.  In the performing equity segment, there is an opportunity to rotate performing equity investments, but resolving issues in the non-performing equity portfolio will require significantly more effort and capital.  We plan to leverage the depth of the entire Ares Management platform in this area.

The next slide, 34, illustrates the potential benefits from rotating Allied Capital’s portfolio into higher yielding securities.  As I mentioned, at Ares Capital, during the current downturn, we have successfully rotated our portfolio into investments with higher yields.  In contrast, Allied Capital has been unable to do the same due to its deleveraging requirements and capital constraints.  The stronger balance sheet of the combined company will allow it the time and patience to optimize and rotate Allied Capital’s portfolio into higher-yielding investments and to capture this benefit for both shareholder bases.  As an example, Allied Capital has approximately $660 million in assets at fair market value that are yielding approximately 4.6 percent on a blended basis.  By divesting and reinvesting these assets into the average yield that Ares Capital received during 2009 of 13.7 percent, an additional $53.3 million of earnings could have potentially be achieved.

So on Slide 37 and in conclusion, we think this transaction brings numerous benefits for both shareholder bases, but we think it is important for everyone to remember that shareholder value cannot just be reflected in a stock price or dividend at a single point in time but, rather, needs to be created, judged, and delivered over a sustained period.  We believe that in order to be well positioned for long-term value creation, any BDC needs to be consistently executing in a few critical areas:  (1) the ability to raise equity accretively; this is obviously critical in order to maintain a low and competitive cost of capital, (2) origination breadth and capability and access to high quality investments; the larger the opportunity set, the more selective a BDC can be regarding its investments, which should lead to better credit performance, (3) access to cost-effective long-term debt capital through cycles, which obviously  enhances returns but also provides necessary liquidity if liquidity is scarce, (4) dividend stability and growth; as John mentioned, a BDC has to provide its investor base with stable dividends and growth over time in order to attract a loyal shareholder base, and (5) of course, a strong investment track record across economic cycles is the foundations of all financial performance.  We believe that ARCC has demonstrated its success in all of these areas while many have not, and we will bring our capabilities to bear on the combined company.

For those ARCC shareholders on the call, we appreciate your past support and do hope that you’ll continue to support us going forward, and for those Allied shareholders who are getting to know us, we look forward to building a long relationship with you and earning your trust and confidence.  We also want to thank the Allied Board and management team for the confidence that they’ve shown in us and the wonderful partnership these last few months.  We have an energized team here at Ares, and we hope that you’ll support us and our respective boards of directors at our special meetings on March 26, 2010 by voting in favor of the merger.

With that, we’ll open it up to Q&A.  The call is running a little late, so if we can’t get to everyone’s questions, as always, feel free to reach out to us after the call through our IR Department with any questions or concerns, and we’ll be sure to get back to you.  And, as we’ve said on prior calls, before we open the lines, I think it’s important to remind everyone that we will be limited in what we can discuss today, given the rules governing proxy solicitation, so thank you in advance for your patience.

With that, if we could open up the lines for Q&A?

OPERATOR:

Thank you.  We will now begin the question-and-answer session.  To ask a question, you may press star, then 1 on your touchtone phone.  If you are using a speakerphone, please pick up your handset before pressing the keys.  To withdraw your question, please press star, then 2.  At this time we will pause momentarily to assemble our roster.

Our first question comes from Sanjay Sakhrani of KBW.

SANJAY SAKHRANI:

Hi.  Thanks.  Good morning.  The first question was, I just wanted to understand the rotation amount of $660 million on Slide 34.  So that equates to all the senior loans, preferred and common equity investments at Allied, is question number one.  And I guess the reason that Allied couldn’t do this at this time would be the time it would take to actually perform the rotation, and maybe, Mike, you could just touch on kind of how long you anticipate it would take to do the rotation.

MICHAEL
AROUGHETI:

Sure.  Why don’t I answer the second part, and then I’ll turn it over to somebody else to clarify the composition of the number.  In order to execute on that part of the strategy, you need a couple of things.  Number one, you need the relationships and credibility in the market to get top dollar for the assets, and, as you know, at ARCC, a lot of that liquidity wasn’t naturally in the market.  We created it through our Ivy Hill Asset Management subsidiary and other managed accounts and relationships that we have, but I think more important is you need an origination capability to actually be in the market on a day-to-day basis, originating assets at higher yields to drive the incremental value, and, thirdly, vis-à-vis Allied standalone, when you are in a position where you are preserving cash to delever and 56 to 75 percent of your cash proceeds need to go to deleverage, the fact of the matter is, is your debt capital structure just does not allow for you to redeploy proceeds.  And then with regard to the $660 million —

PENNI ROLL:

Hi, this is Penni.  If you look at the slide on page 34, we put these $660 million into two buckets, those that are currently yielding 0 percent and then those yielding up to 10 percent, and that does consist of debt and equity securities in the portfolio to get you to that blended yield we talked about.

SANJAY SAKHRANI:	Okay, and then, Mike, maybe you could just touch on how long you anticipate it will take to rotate.

MICHAEL
AROUGHETI:

I think it’s a function of the market environment, and it’s a function of what the underlying portfolio performance is.  As we mentioned on the call, one of the things that is beneficial about this transaction for Allied’s shareholders is the patience that we can bring to the table to make the right buy/sell decisions at the right time.  That said, given how valuable this is to the combined company story, this is going to be a primary area of focus for us, and our hope would be that it would get done within the first year or two of the transaction.

SANJAY SAKHRANI:

Okay, and then just one other question.  Just the discussion on Slide 13 about head count reductions, over what time do you think the head count reductions would occur, and are there any costs associated with that reduction that ARCC expects to incur?

MICHAEL
AROUGHETI

The head count reductions enumerated on Slide 13 are happening at the closing, and there will obviously be ordinary-course severance expense in conjunction with the termination of those employees not taking employment with Ares.

SANJAY SAKHRANI:	Okay, and those are not kind of articulated in the proforma numbers?

MICHAEL
AROUGHETI	Well, they are not in — we’re not showing proforma income statement information here, but in the proxy statement, that is factored in.

SANJAY SAKHRANI:	Okay, great. Thank you very much.

MICHAEL
AROUGHETI	Thanks.

OPERATOR:	Our next question is from Jim Ballan of Lazard Capital Markets.

JIM BALLAN:

Thanks a lot.  A couple things — one is it looks like the combined company, the fee income is going to be — is going to be pretty — is a significant portion of your income.  Are you going to be butting up against that 10 percent barrier, and, you know, maybe you could talk about the implications of that if you are.  Also, could you give us an update on the sale of Callidus to Blackstone and what the implications for that would be?

MICHAEL
AROUGHETI:	Sure. Why don’t I let John or Penni talk about the sale of Callidus, and then I’ll hop back on to address the fee question.

JOHN SCHEURER:	The Callidus sale was executed and is proceeding. It’s just subject to approvals, and we expect those approvals will come in over the next month or so.

JIM BALLAN:	So do you think it will close kind of around the same time as the —?

JOHN SCHEURER:	You know, it could be a month or two. It could be, you know, into April sometime.

MICHAEL
AROUGHETI:

Yeah, one of the things I’ll highlight for everybody’s benefit, because we at Ares are, I think people know, one of the larger CLO managers in the country and have been acquiring management contracts and other managers over the course of the last year and a half.  It’s a fairly complicated process to go through between the signing of the deal and the closing of the deal, just getting through rating agency confirmations and trustee consents, et cetera, so there’s a lot of administrative and logistical issues that go into getting that transaction closed, but, as John and Penni mentioned, things are tracking on schedule and in the ordinary course.

JIM BALLAN:

Great, and, Mike, when you — when the management — when there’s a sale like this of management contracts, does that — does it — it includes just the contract, or does the investments in the residual — in the residuals as well sort of go along with that?

MICHAEL
AROUGHETI:

It depends.  There’s really no market convention.  In the case of Callidus, it was just the management fee stream, and Allied and the combined company will be retaining the residual investments in those vehicles, but there’s no set recipe for how to purchase a CLO manager.  One of the things that was critical for, I think, both companies was to identify a manager that we trusted would manage the collateral to maximize value for the combined company.

JIM BALLAN:	Terrific; that’s great. Thanks, Mike.

MICHAEL
AROUGHETI:

And then, Jim, we don’t have the specific number in the presentation, but the 10 percent basket is obviously something that we spend a lot of time looking at and managing.  Given the size of the combined company income statement, it’s actually not that large of a contributor to income, but we’re happy to follow up with you offline to walk you through that.

JIM BALLAN:	Great. Thanks a lot.

OPERATOR:	Our next question is from John Stilmar of Sun Trust.

JOHN STILMAR:

Yeah.  Good morning.  Two quick questions for you.  The first is, Mike, as you have many different ways of monetizing or rotating the portfolio, can you talk to me sort of at current point as to how much you have as sort of open to buy on your senior debt fund that’s in Ivy Hill that could potentially bring — that could be a source of liquidity for these loan sales?  And then, secondly, should — how should we think about timing, given the answer that you’re most likely going to give with regards to availability?  And then I had just a quick fair market value question after that.

MICHAEL
AROUGHETI:

Sure.  I’ll give you just a general sense for where we are across all of our pockets of liquidity.  Number one, on balance sheet standalone, as we talked about proforma for the February equity offering, we have about $700 million of committed capital available for investment.  Number two, in the senior secured loan fund, which is our partnership with GE Capital, we have approximately $2.5 billion of capacity available for the unitranche product, and within our Ivy Hill subsidiary, order of magnitude, we have about $250 to $300 million of capital across the various vehicles available for investment.

JOHN STILMAR:

And how much is — so — but that — if I understand the Ivy Hill, how much is available for senior — I would imagine the rotation out of the lower yielding investments, it would be more senior orientation?

MICHAEL
AROUGHETI:

Yeah, well, it could be if it’s an equity investment, we could use capital to support a sale of an equity transaction with a staple financing product or offer a dividend recap, so we can use capital to create value within the performing but non-interest-bearing equity portfolio.  With regard to the lower yielding senior product, within Ivy Hill we do have a lot of leveraged vehicles with capacity, so for the lowest-yielding senior debt product, obviously that’s a logical home.  We do have certain funds within the Ivy Hill family that have a higher return appetite, but as we think about liquidity, I think there’s ample liquidity within our universe to take care of this portfolio.  That said, the market, we hope, will open up at some point, and obviously we’ll be looking to maximize value to portfolio there as well.

JOHN STILMAR:

Great, and then just the — can you help me understand just really quickly on the fair value marks — it looks like, by my math, there’s about $299 million of fair value mark on the asset side of the balance sheet in addition to Allied’s mark from the fourth quarter that you’re taking.  Is that reflective of what you expect to transfer or sell the assets, whether they be lower yielding or a more conservative view of credit?  But is that sort of a view that you expect to monetize over the near term during the portfolio rotation, or — and how should I think about that vis-à-vis the debt?  Because the debt, I would imagine with the rally in bond prices, we still have a discount or write-down on your debt portfolio or the funding portfolio, and it seems like that would probably have dissipated given the rally and secondary spreads.  Can you comment on the interplay of both of those, please?

RICHARD DAVIS:

Yeah, this is Rick.  I can speak to the change of the value of the investments and then turn it back over to Mike.  We’ll be filing more updated materials shortly, but the change that you’re seeing on Slide 24 is not solely the fair value.  That also includes asset sales from Allied’s portfolio, and that’s — the asset sales are actually the majority of the difference if you just combine the two balance sheets and compare that to the combined portfolio proforma number.

MICHAEL
AROUGHETI:

And most likely later in the week you’ll see a fuller set of financial statements, we hope, and what you’ll see is the opposite, John, that the actual fair value marks on the portfolio are down sequentially from last quarter and the original proxy filing.

JOHN STILMAR:	Great. Thank you very much, guys.

OPERATOR:	Our next question is from Jasper Birch of Macquarie.

JASPER BIRCH:

Hey, good morning, guys.  Thank you for taking my call.  I’m just — continuing on the adjusted book, just really quickly, I’m on the benefit, about $2 — but how — can you just remind us how that will be accounted for and over what timeframe in your purchase accounting?  Hello?

MICHAEL
AROUGHETI:	In terms of — what do you mean how will it be accounted for?

JASPER BIRCH:	I mean will that be in one quarter?

MICHAEL
AROUGHETI:	Yeah, that should — that is the closing adjusted proforma combined NAV.

JASPER BIRCH:

Okay, excellent.  Then after paying off the Allied debt through 2011, with the remainder of the debt, financing that, are you looking at — are you in talks to refinance that?  Are you going to take it out with equity?  Do you have any color on that?

MICHAEL
AROUGHETI:

Well, as we talked about on our earnings call last week and as we spent a lot of time talking about it today, we are an investment-grade rated company with a lot of real positive fundamental performance.  The unsecured notes market is open for investment-grade issuers.  It’s open both in the public context, the private context, and the retail context.  At this point in time, we’re not in a position where we need to issue in that market, so we’re going to keep an eye on it and when we see a cost-effective window, we will absolutely try to jump through it.  That said, once we get beyond the near-term maturities, which we can handle with our existing balance sheet, we’ll continue to look to try to match our assets and our liabilities, so I wouldn’t think about new equity raises simply to deal with pending maturities.  I think you have to think about our balance sheet more holistically and think about all the debt structures that are available to us and all the equity capital that we hope will be available to us as well.

JASPER BIRCH:	Okay, continuing on that vein, do you have an indication of what portion of Allied’s assets you might eventually be able to roll into a CLO?

MICHAEL
AROUGHETI:

We don’t.  It’s a good question.  One of the things we didn’t talk about, but I think it’s probably worth mentioning here, as you think about the strength of the Ares Management platform, as I mentioned, we manage about $20 billion of liquid credit product.  If you do your homework, I think you’ll find that we are one of the longest-standing, if not best, positioned managers of that type of collateral in the market.  We are seeing signs of the CLO market, you know, broadly speaking, coming back, albeit with much lower leverage and more stringent terms than in the prior cycle, but one of the things we do believe very strongly is that if that market does come back and leverage is available for this type of collateral, Ares is at the top of a very short list of people that will be able to access it.

JASPER BIRCH:	Excellent, and then just lastly, do you have any indication what your long-term leverage target is with the combined entity?

MICHAEL
AROUGHETI:

Yeah, again, it’s always a function of asset mix and market conditions, but I think, as we’ve stated in the past, we’d like to run somewhere between .7 and .75 times leverage.  Obviously that will flex up or down depending on conditions and where we are in our equity-raising strategy, so at points in time, like we are in today, you’ll see us running under-levered, and obviously at points in time, you’ll see us running higher, but a good steady state is probably .75 give or take.

JASPER BIRCH:	Okay. Thank you, guys.

MICHAEL
AROUGHETI:	Thanks.

OPERATOR:	Our next question is from Maynard Lichterman of Morgan Stanley Smith Barney.

MAYNARD
LICHTERMAN:

Hello, gentlemen.  Thank you very much for taking my call.  I really appreciate the questions and answers from the analysts.  I’m not an analyst, but I am a shareholder, and I want to say that this must have been very painful for the people at Allied Capital to see their company have to go through this, but I think you’ve made the right decision for shareholders.  That’s admirable.  I also want to pay respect to the special dividend, because I think that’s totally necessary to reflect the increased value of Allied Capital in light of the market changes that have taken place between the time you began your discussions and now.  I look forward to working with Ares Capital as well, and I just thank you for all of the painful efforts that you’ve put into this.  Thank you very much.

MICHAEL
AROUGHETI:	Thank you.

OPERATOR:	Our next question is from William Spinner of Raymond James & Associates.

WILLIAM SPINNER:

Yes, I’m not an analyst either, and I have Allied Capital, and I have it for my clients, and I’m looking at that 20-cent dividend also, and whereas I heard what the last caller said about the increased value, how much of that was pressure from the other bid from Prospect Capital, and, you know — so I wondered what your thoughts were on that.

MICHAEL
AROUGHETI:

Yeah, I think from the Ares standpoint, and then I’ll let John chime in from the Allied standpoint, it had absolutely nothing to do with anything other than our combined desire to deliver value back to the shareholders that was created through our collaboration as we move towards the merger.  We only deemed it appropriate that we created value that wasn’t there before, and you guys should be participating in it, but it has absolutely nothing to do, at least in my opinion, from anything other than that.

JOHN SCHEURER:

I think that’s exactly right, Mike.  Really, the 20 cents came about from conversations we had, and, as you pointed out in your opening remarks, you know, the extraordinary collaboration and partnership between the two companies during this time period to recoup the $50 million and, you know, to do something that would benefit the shareholders, and basically that was the reason for it.

WILLIAM SPINNER:

As opposed to increasing the offer?  You know, there’s a lot of ways to achieve that, because things really have changed for the positive, and, you know, I’m just hoping — you know, the 20 cents is nice, but, you know —

MICHAEL
AROUGHETI:	Well, I’m glad that you’re appreciative of it, and, again, we’ll do everything that we can post closing to continue to try to deliver value to the shareholder base.

WILLIAM SPINNER:	I appreciate that, and good luck with everything.

MICHAEL
AROUGHETI:

Thank you very much.  We have time for probably one more question.  We’re a little over the hour, but, again, as I said earlier, we are available to answer any and all questions to the extent that we can, so please feel free to reach out to us after the call.  So, Operator, if we could take one more call, that would be great.

OPERATOR:	We have a question from Fla Lewis of Weybosset Research & Management.

FLA LEWIS:

Hi.  Yeah, thanks for taking my call.  Very good presentation — also coming in as an Allied shareholder.  You mentioned that Allied management has substantial ownership of Allied stock, and Ares management also owns Ares stock.  How much stock does Ares management own?

MICHAEL
AROUGHETI:	Well, it’s actually a tricky number, simply because we’re an externally-managed company, so the executive officers of the company are not necessarily reflective of what you would see in terms of insider ownership in an internally-managed company.  What you will see, though, is that Ares Management, the parent organization alone, owns about 2.9 percent of the combined company, and then you can look at all of the 13B filers such as myself and Rick and get a general sense for our enthusiasm about our stock.  And I think it’s 2.9 percent that keeps us in the top 5 percent of institutional holders.

FLA LEWIS:	And speaking of the externally-managed company, this is a new thing for Allied shareholders, what happens to the cost structure on a proforma basis?

MICHAEL
AROUGHETI:	Well, on a proforma basis, all of the cost gets borne by the external manager in exchange for a management and incentive fee.

FLA LEWIS:	Uh-huh.

MICHAEL
AROUGHETI:

Our current management incentive fee is 1.5 percent on non-cash assets and 20 percent of the operating income above an 8 percent return, and then I’ll direct you to some of our public documents, because there are some shareholder-friendly nuances in terms of the payment of those cash incentive fees.  For example, over the last 18 months, the external manager did not — they earned but did not pay the incentive fees as we were managing liquidity through the difficult credit cycle.

FLA LEWIS:	And — but the — those are still owed to the management company?

MICHAEL
AROUGHETI:	Yes, they are, absolutely.

FLA LEWIS:	But expenses as a percentage of revenue, or however you do it, how does it compare in the proforma company as opposed to the old Allied structure?

MICHAEL
AROUGHETI:

It’s hard to give you detail on that, just given the proforma regs from an accounting standpoint.  I think you could probably do some of the work yourself — again, 1.5 percent on assets against the Allied current cost structure, and then, as we said on our first joint investor call, we do expect there to be synergies coming from areas like real estate and facilities, D&O insurance, and the like, so we can’t give you specifics, but I think you’ll see that it is — it’s similar, if not positive.

FLA LEWIS:	Okay. Well, thanks very much, and, again, good presentation.

MICHAEL
AROUGHETI:	Great. Looking to— maybe we’ll take one more, and then we’ll call it a day.

OPERATOR:	Thank you. Our last question is from Vernon Plack of BB&T Capital Markets.

VERNON PLACK:

Thanks very much.  Mike, just had a quick question about the 25 employees from Allied that you’re keeping.  They’re listed as investment professionals, but could you give me a little better idea — are those principals, lower-level professionals?  Just trying to understand the mix there.

MICHAEL
AROUGHETI:	Yeah, it’s about eight investment professionals, with the remainder being finance, accounting, and operations.

VERNON PLACK:	Okay, that’s great. Thank you.

MICHAEL
AROUGHETI:

Well, great.  Again, we appreciate everybody being patient today and patient with the proxy materials.  We can’t thank you enough for continuing to support us and for showing up today to hear the story, and, on behalf of Allied and Ares, we look forward to hearing from you vis-à-vis the vote, and thanks again.  Have a great day.

OPERATOR:	Thank you. This concludes today’s conference. Thank you for attending. You may now disconnect.